April 19, 2006

Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, L.P.
1640 School Street
Moraga, CA  94556

	Re:	Palmetto Real Estate Trust
Schedule TO-T filed April 7, 2006
Filed by MPF NY-2005, LLC; MPF Flagship Fund 10, LLC; MPF Income
Fund
23, LLC; MPF Dewaay Fund 3, LLC and MacKenzie Patterson Fuller,
L.P.
File No. 005-81717

Dear Mr. Patterson:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Offer to Purchase for Cash

	Section 5. Extension of Tender Period; Termination;
Amendment,
page 12
1. See the penultimate paragraph of this discussion, where you indicate that you may delay payment until the Purchasers receive the earlier of the share certificates or confirmation from the Trust that you own the shares. Payment may be delayed in anticipation of governmental regulatory approvals, but not to effect general requirements of tender such as these so please revise to remove these qualifications upon payment. If you require delivery of the share certificates as part of a valid tender, please revise to clarify this in your discussion of the "Procedures for Tendering Shares" and in your Letter of Transmittal, as this requirement is not made explicit.
Further, clarify the purpose of receiving confirmation from the Trust that the tendering shareholder owns the shares. If you will wait for this confirmation from the Trust, tell us how you will comply with your obligation to pay the consideration offered promptly, in accordance with Rule 14e-1(c).

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions
MacKenzie Patterson Fuller, L.P.
April 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE